UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2019

On March 20, 2020, KB Financial Group Inc. held its annual general meeting of shareholders for fiscal year 2019, and all agenda items were approved and ratified as set forth below.

Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2019:

Approved as originally proposed.

2)	Amendment of the articles of incorporation: Approved as originally proposed.

3)	Appointment of directors (one non-standing director, five non-executive directors)

3-1)	Mr. Yin Hur, non-standing director candidate:

Approved as originally proposed.

3-2)	Mr. Stuart B. Solomon, non-executive director candidate:

Approved as originally proposed.

3-3)	Mr. Suk Ho Sonu, non-executive director candidate:

Approved as originally proposed.

3-4)	Ms. Myung Hee Choi, non-executive director candidate:

Approved as originally proposed.

3-5)	Mr. Kouwhan Jeong, non-executive director candidate:

Approved as originally proposed.

3-6)	Ms. Seon-joo Kwon, non-executive director candidate:

Approved as originally proposed.

4)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

Mr. Gyutaeg Oh, non-executive director candidate: Approved as originally proposed.

5)	Appointment of members of the Audit Committee, who are non-executive directors

5-1)	Ms. Myung Hee Choi, Audit Committee member candidate:

Approved as originally proposed.

5-2)	Mr. Kouwhan Jeong, Audit Committee member candidate:

Approved as originally proposed.

5-3)	Mr. Kyung Ho Kim, Audit Committee member candidate:

Approved as originally proposed.

6)	Approval of the aggregate remuneration limit for directors:

Approved as originally proposed.

Details of Approved Agenda Items

•	Key items of the approved financial statements for fiscal year 2019

•	Consolidated financial statements for fiscal year 2019(1)

(In millions of Won, except per share amount)
Total assets	518,538,117
Total liabilities	479,418,792
Share capital	2,090,558
Total shareholders’ equity(2)	39,119,325
Total operating revenue(3)	47,169,682
Net operating income	4,490,649
Profit for the period(4)	3,313,199
Basic earnings per share (Won)	8,451

Note: (1)        Based on the International Financial Reporting Standards as adopted by the Republic of Korea.

(2)	Represents total shareholder’s equity, including equity attributable to non-controlling interests.
(3)	Represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit and loss and other operating income.
(4)	Represents total profit for the period, including profit attributable to non-controlling interests.

•	Separate financial statements for fiscal year 2019(1)

(In millions of Won, except per share amount)
Total assets	25,346,636
Total liabilities	6,164,737
Share capital	2,090,558
Total shareholders’ equity	19,181,899
Total operating revenue(2)	952,592
Net operating income	747,382
Profit for the period	745,987
Basic earnings per share (Won)	1,891

Note: (1)        Based on the International Financial Reporting Standards as adopted by the Republic of Korea.

(2)	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss and other operating income.

•	Dividend payment for fiscal year 2019

A cash dividend of KRW 2,210 per common share was approved:

1)	Total dividend amount: KRW 861,091,880,350

2)	Dividend yield: 4.5%

•	Appointed Non-Standing Director, Non-Executive Directors and Audit Committee Members

•	Number of re-appointed non-standing directors: 1

•	Number of newly appointed or re-appointed non-executive directors: 6

•	Number of newly appointed or re-appointed members of the Audit Committee: 4

•	Total Number of Directors and Audit Committee Members Following Appointment

•	Directors: 9 (including 7 non-executive directors)(1)

•	Members of the Audit Committee, who are non-executive directors: 4

Note: (1) Does not include two non-executive directors whose terms expire on March 26, 2020.

Details regarding re-appointed non-standing director

Name	Date of Birth	Career (including current position)	Term of Office	Note
Yin Hur	December 1961

•  President & CEO, Kookmin Bank (Current)

•  Senior Executive Vice President, Sales Group, Kookmin Bank

•  Senior Managing Director, Strategy & Finance Planning Group, Kookmin Bank

•  Managing Director, Credit Analysis Division, Kookmin Bank

•  General Manager, Samsung Town Corporate Banking Branch, Kookmin Bank

•  General Manager, Shinrim Nambu Branch, Kookmin Bank

			Until November 20, 2020	Re-appointed

.

Details regarding newly appointed or re-appointed non-executive directors

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note
Stuart B. Solomon	July 1949	• Chairman, Metlife Insurance Co. of Korea, Ltd. • President & CEO, Metlife Insurance Co. of Korea, Ltd.	—	1 year	Re-appointed

Suk Ho Sonu	September 1951

•  Visiting Professor, School of Business Administration, Hongik University (Current)

•  Advisory Committee Member, Korea Institute of Finance

•  President’s Advisory Committee Member, Korea Asset Management Corporation

•  Visiting Professor, Business School, Seoul National University

•  Visiting Scholar, Korea Institute of Finance

•  Investment Management Committee Member, Korea Credit Guarantee Fund

•  Civil Advisory Committee Member (Financial Services), Ministry of Foreign Affairs

•  Financial Supervision Innovation Initiatives Task Force Member, Office for Government Policy Coordination, Prime Minister’s Secretariat

•  Chairman, Corporate Governance Research Committee, Korea Corporate Governance Service

•  Innovation Committee Member, Financial Services Commission

•  President, Korea Money and Finance Association

			—	1 year	Re-appointed

Myung Hee Choi	February 1952	• Vice President, Korea Internal Control Assessment Institute (Current) • Auditor, Gigalane Corporation • Vice President, Korea Exchange Bank (Ombudsman)	—	1 year	Re-appointed

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note
Kouwhan Jeong	September 1953

•  Co-president Attorney at Law, Nambujeil Law and Notary Office Inc. (Current)

•  President Attorney at Law, Nambujeil Law and Notary Office Inc.

•  Attorney at Law, Nambujeil Law and Notary Office Inc.

•  Standing Mediator, Korea Medical Dispute Mediation and Arbitration Agency

			• Co-president Attorney at Law, Nambujeil Law and Notary Office Inc.	1 year	Re-appointed

Seon-joo Kwon	November 1956	• Visiting Scholar, Korea Institute of Finance • Chairman & CEO, Industrial Bank of Korea • Head of Risk Management and Customer Protection, Industrial Bank of Korea • Head of Risk Management, Industrial Bank of Korea • Head of Card Business, Industrial Bank of Korea • Head of Jungbu Regional Sales Division, Industrial Bank of Korea	—	2 years	Newly appointed

Gyutaeg Oh	February 1959	• Professor, School of Business Administration, Chung-Ang University (Current) • Risk Management Committee Member, Korea Technology Finance Corporation • Evaluation and Compensation Committee Chair, Risk Management Committee Member, Fund Management Evaluation Committee Member, National Pension Service • Dean, College of Business and Economics, Chung-Ang University • Public Funds Oversight Committee Member, Sub-Committee Chair, Financial Services Commission • Dean, Graduate School of Business, Chung-Ang University	—	2 years	Newly appointed

Details regarding newly appointed or re-appointed members of the Audit Committee, who are non-executive directors

Name	Date of Birth	Career (including current position)	Term of Office	Note
Myung Hee Choi	February 1952	• Vice President, Korea Internal Control Assessment Institute (Current) • Auditor, Gigalane Corporation • Vice President, Korea Exchange Bank (Ombudsman)	1 year	Newly appointed

Kouwhan Jeong	September 1953

•   Co-president Attorney at Law, Nambujeil Law and Notary Office Inc. (Current)

•   President Attorney at Law, Nambujeil Law and Notary Office Inc.

•   Attorney at Law, Nambujeil Law and Notary Office Inc.

•   Standing Mediator, Korea Medical Dispute Mediation and Arbitration Agency

			1 year	Re-appointed

Kyung Ho Kim	December 1954

•   Professor, School of Business Administration, Hongik University

•   Vice President, Hongik University

•   Local Government Accounting Standards Committee Member, Ministry of the Interior and Safety

•   Advisory Board Member, The Korea Development Bank

•   Policy Advisory Member, The Board of Audit and Inspection of Korea

•   Public Sector Policy Committee Member, Ministry of the Interior and Safety

•   Dean, Graduate School, Hongik University

•   National Accounting System Review Member, Ministry of Economy and Finance

•   Policy Advisory Member, Ministry of the Interior and Safety

•   President, Korea Local Tax Association Co., Ltd.

•   Dean, School of Business Administration, Hongik University

			1 year	Re-appointed

Name	Date of Birth	Career (including current position)	Term of Office	Note
Gyutaeg Oh	February 1959

•   Professor, School of Business Administration, Chung-Ang University (Current)

•   Risk Management Committee Member, Korea Technology Finance Corporation

•   Evaluation and Compensation Committee Chair, Risk Management Committee Member, Fund Management Evaluation Committee Member, National Pension Service

•   Dean, College of Business and Economics, Chung-Ang University

•   Public Funds Oversight Committee Member, Sub-Committee Chair, Financial Services Commission

•   Dean, Graduate School of Business, Chung-Ang University

			1 year	Newly appointed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 20, 2020	By: /s/ Ki-Hwan Kim
(Signature)

Name: Ki-Hwan Kim
Title: Deputy President and Chief Finance Officer